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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 2)


                                Loral Corporation
                            (Name of Subject Company)

                                Loral Corporation
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.25 per share
                         (Title of Class of Securities)

                                    543859 10 2
                      (CUSIP Number of Class of Securities)



                               Michael B. Targoff
                       Senior Vice President and Secretary
                                Loral Corporation
                                600 Third Avenue
                            New York, New York 10016
                                 (212) 697-1105
                (Name and address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)

                                 with a copy to:

                              Bruce R. Kraus, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000




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                  This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as such may be amended from time to time, the "Schedule 14D-9") filed on January 16, 1996 by Loral Corporation, a New York corporation (the "Company" or "Loral"), with the Securities and Exchange Commission (the "Commission"), relating to the tender offer (the "Offer") by LAC Acquisition Corporation, a New York corporation (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent" or "Lockheed Martin"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated January 12, 1996, for all outstanding shares of common stock (the "Common Stock"), par value $.25 per share, of the Company, and the associated preferred stock purchase rights (the "Rights," and together with the Common Stock, the "Shares"), for a per Share consideration of $38.00 net in cash to the seller, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 7, 1996 (the "Merger Agreement"), among Parent, the Purchaser and the Company.

                  All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 14D-9. In connection with the foregoing, the Company is hereby amending the Schedule 14D-9 as follows:

Item 3.  Identity and Background.

         Item 3 is amended and supplemented by replacing the section thereof encaptioned "The Stockholders Agreement" with the following:

                  "The Stockholders Agreement

                  On or prior to the Distribution Date, Loral and Loral Space will enter into a Shareholders Agreement (the "Shareholders Agreement") which establishes, among other things, certain conditions with respect to the relationship between Loral Space, on the one hand, and Loral and its affiliates (the "Subject Shareholders"), on the other hand. The Shareholders Agreement limits the ability of the Subject Shareholders, during the term of the Shareholders Agreement to acquire any voting securities or assets of, or solicit proxies or make a public announcement of a proposal of any extraordinary transaction with respect to, Loral Space. The Series A Preferred Stock issued to Loral may be voted without restriction on all matters submitted to shareholders for approval, except that it may not vote for the election of directors. Subject Shareholders may vote their shares of Loral Space Common Stock on all matters, including the election of directors, except that in the event of an election contest, the Subject Shareholders have agreed, pursuant to the Shareholders Agreement, that they will vote any of Loral Space's equity securities at the option of the

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                  Subject Shareholders, either (i) as recommended by the Board of Directors or management of Loral Space, or (ii) in the same proportions as the other holders of Loral Space's equity securities vote their securities. The Shareholders Agreement also limits the ability of the Subject Shareholders to transfer the equity securities of Loral Space held by the Subject Shareholders except pursuant to a registered public offering, the volume limitations of Rule 144 under the Exchange Act or pursuant to certain permitted transfers. The Shareholders Agreement provides that if, within one year following the date thereof, the Subject Shareholders vote against any transaction involving (i) a merger, consolidation, corporate reorganization or similar transaction or (ii) a sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of Loral Space or any of its affiliates, in either case between Loral Space, on the one hand, and SS/L, K&F, GTL, Globalstar and certain other subsidiaries and affiliates of Loral Space, on the other hand, Loral Space shall have the right to purchase from the Subject Shareholders all of the equity securities of the Company held by the Subject Shareholders for a price equal to $344 million plus all amounts expended by the Subject Shareholders following the date of the Shareholders Agreement in connection with the acquisition of equity securities (other than acquisitions from another Subject Shareholder) following the date of the Shareholders Agreement minus any net sales proceeds received by the Subject Shareholders following the date of the Shareholders Agreement in connection with the sale of equity securities (other than sales to another Subject Shareholder) following the date of the Shareholders Agreement. The agreement also provides that if, within five years following the date thereof, any transaction occurs involving (i) a merger, consolidation, corporate reorganization or similar transaction, (ii) a sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of Loral Space, Globalstar or any of their respective affiliates or (iii) the liquidation or dissolution of Loral Space (each of the transactions set forth in clauses (i) through (iii) referred to as a "Triggering Transaction"), in each case, involving as parties, Loral Space or any of its affiliates, on the one hand, and either GTL or Globalstar or any of their respective subsidiaries on the other hand, Loral shall have the right to purchase from Loral Space (including any successor to the rights and obligations of Loral Space) a sufficient number of shares of Loral Space (or such successor) to prevent dilution at a per share price equal to (x) if the Triggering Transaction shall occur on a date prior to the first anniversary thereof, $6.00, subject to antidilution adjustments and (y) if the Triggering Transaction shall occur after the first anniversary, but prior to the fifth anniversary thereof, 80% of the per share price of the Company implicit in the Triggering Transaction.

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                  The Shareholders Agreement also provides that, in the event of certain transactions, the Subject Shareholders shall have the right to require Loral Space to purchase the Guaranty Warrants (as defined in the Shareholders Agreement) issued to Loral at fair market value. The Shareholders Agreement also provides that under certain circumstances involving the repurchase by Loral Space of its equity securities, the Subject Shareholders will sell to Loral Space such number of Loral Space equity securities held by them sufficient to reduce the Subject Shareholders' ownership of Loral Space equity securities to 20% at a price equal to the repurchase price offered by Loral Space, provided, however, that if the repurchase price is less than the purchase price initially paid by the Subject Shareholders for the Series A Preferred Stock, as adjusted by a 10% compounded annual rate of increase, the Subject Shareholders may elect, in lieu of selling such equity securities to Loral Space, to sell such equity securities to third parties over certain time periods, which periods in no event will be less than six months after the date the Subject Shareholders deliver notice of their election to Loral Space. The Shareholders Agreement further provides that under certain circumstances and subject to certain conditions the Subject Shareholders may require Loral Space to register under the Securities Act any Loral Space securities held by the Subject Shareholders. The Shareholders Agreement provides, subject to certain exceptions, that, in the event of a tender offer, if Subject Shareholders wish to sell or transfer any Loral Space securities pursuant to the tender offer, the Subject Shareholders must first offer the shares for sale to the Company. The term of the Shareholders Agreement will continue until the earlier of (x) the date on which the voting power of the equity securities owned by the Subject Shareholders represents, on a fully-diluted basis, less than five percent (5%) of the total voting power, (y) the tenth anniversary of the date of the agreement or (z) a change of control of the Company.

                  After the seventh anniversary of the date of the Shareholders Agreement, the Subject Shareholders shall have the right to propose for election to the Board of Directors in opposition to management's nominees the number of directors that is proportionate to the percentage of voting securities of Loral Space then held by the Subject Shareholders and to vote in favor of their election to the Board.

                  The foregoing summary of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Shareholders Agreement, a copy of which is filed as
         Exhibit 12 hereto and is incorporated herein by reference.
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                  The Exchange Agreement

                  Prior to the Distribution Date, Loral Space, Loral and Lockheed Martin intend to enter into an Exchange Agreement providing that, in the event that Loral Space is required to purchase additional shares of SS/L common stock held by the Alliance Partners or the Lehman Partnerships (a "Put Transaction"), and such Put Transaction requires a filing with or the approval of, any antitrust authorities having jurisdiction over the matter, the parties will cooperate to comply with informational requirements and jointly attempt to resolve any objections raised without any change in Lockheed Martin's ownership interest in Loral Space. If such a change is nonetheless required to obtain antitrust approval of the Put Transaction, Lockheed Martin will be required to transfer to Loral Space some or all of the shares of Loral Space securities beneficially owned by it in exchange for shares of GTL Common Stock or, if the use of GTL Common Stock as consideration is inconsistent with obtaining antitrust approval for the Put Transaction, in exchange for cash. The shares of Loral Space securities so transferred will be valued at the greater of fair market value or the original purchase price thereof in connection with the Distribution, increased at the rate of 10% per annum, compounded annually, from the date of the consummation of the Offer.

                  The foregoing summary of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Exchange Agreement, a copy of which is filed as
         Exhibit 17 hereto and is incorporated herein by reference."

         Item 3 is further amended and supplemented by adding at the end of the section encaptioned "The Merger Agreement" the following paragraph:

                  "Loral, Lockheed Martin and the Purchaser have agreed to an amendment to the Merger Agreement that permits the Board of Directors of Loral to provide that all Stock Options which are outstanding immediately prior to Purchaser's acceptance for payment and payment for Shares tendered pursuant to the Offer and which are held by holders who are subject to the reporting requirements of Section 16(a) of the Exchange Act will be cancelled and the holders thereof will be entitled to receive from the Company, for each Share subject to such Stock Option, (1) an amount in cash equal to the difference between the Merger Price and the exercise price per share of such Stock Option, which amount will be payable upon consummation of the Offer, plus (2) one share of common stock, par value $0.01 per share of Loral Space ("Loral Space Common Stock"), on the same basis as all other holders of Stock Options.



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                  The foregoing summary of the amendment to the Merger
         Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such amendment, a copy of which is filed as Exhibit 7.1 hereto and is incorporated herein by reference."

Item 8.  Additional Information to be Furnished.

         Item 8 is amended and supplemented by the addition of the following paragraphs thereto:

                  "On April 12, 1996, the Commission declared effective under the Exchange Act a Registration Statement on Form 10 (such document, which includes and incorporates by reference the Information Statement, the "Form 10") with respect to the Loral Space Common Stock. The Information Statement was mailed to the holders of record of Loral Common Stock on April 12, 1996.

                  On April 12, 1996, Loral set the Spin-Off Record Date for April 22, 1996.

                  On April 12, 1996, Loral Space amended its 1996 Stock Option Plan so that the number of shares for which options may be granted thereunder to any single optionee during any full or partial calendar year that the stock option plan is in effect shall not exceed 2,000,000 (subject to adjustment for capital changes) and granted options to purchase 1,200,000, 800,000, 800,000, 500,000 and 500,000 shares of Loral Space Common Stock to Bernard L. Schwartz, its Chairman of the Board and Chief Executive Officer, Michael B. Targoff, its President and Chief Operating Officer, Michael P. DeBlasio, its Senior Vice President and Chief Financial Officer, Nicholas C. Moren, its Vice President and Treasurer, and Eric J. Zahler, its Vice President, General Counsel and Secretary, respectively. All executive officers (including those named above) as a group hold options to purchase 4,070,000 shares of Loral Space Common Stock. All options were granted under the Loral Space 1996 Stock Option Plan at a price of $10.50 per share, the fair market value of the Loral Space Common Stock on the date of grant."

Item 9.  Material To Be Filed As Exhibits.

Exhibit 7.1.               Amendment dated as of April 15, 1996 to
                           Agreement and Plan of Merger dated as of January 7, 1996 among Lockheed Martin Corporation, LAC Acquisition Corporation and Loral Corporation.

Exhibit 12. Form of Shareholders Agreement between Loral Corporation and Loral Space & Communications Ltd.



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Exhibit 17.                Form of Exchange Agreement among Loral Space &
                           Communications Ltd., Loral Corporation and Lockheed Martin Corporation.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 18, 1996

                                                LORAL CORPORATION


                                                By: /s/ Michael B. Targoff
                                                   Name:  Michael B. Targoff
                                                   Title: Senior Vice President
                                                            and Secretary



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                                    EXHIBIT INDEX


Exhibit No.                Exhibit

Exhibit 99.7.1.            Amendment dated as of April 15, 1996 to
                           Agreement and Plan of Merger dated as of January 7, 1996 among Lockheed Martin Corporation, LAC Acquisition Corporation and Loral Corporation.

Exhibit 99.12. Form of Shareholders Agreement between Loral Corporation and Loral Space & Communications Ltd.

Exhibit 99.17. Form of Exchange Agreement among Loral Space & Communications Ltd., Loral Corporation and Lockheed Martin Corporation.